Exhibit 4.5
TERMINATION AGREEMENT
     THIS TERMINATION AGREEMENT (the “Agreement”) is made and entered into effective as of October 19, 2005, by and between AIRBEE WIRELESS, INC., a Delaware corporation (the “Company”), and CORNELL CAPITAL PARTNERS, LP, a Delaware limited partnership (the “Investor”).
     Recitals:
     WHEREAS, the Company and the Investor entered into an equity line of credit agreement dated as of April 20, 2005 (the “Standby Equity Distribution Agreement”); a registration rights agreement dated as of April 20, 2005 (the “Registration Rights Agreement”) and an escrow agreement dated as of April 20, 2005 (the “Escrow Agreement”). (Collectively, the Standby Equity Distribution Agreement, the Registration Rights Agreement, and the Escrow Agreement are referred to as the “Transaction Documents.”
     NOW, THEREFORE, in consideration of the promises and the mutual promises, conditions and covenants contained herein and in the Transaction Documents and other good and valuable consideration, receipt of which is hereby acknowledged, the parties hereto agree as follows:
     1. Termination. Each of the parties to this Agreement hereby terminate the Transaction Documents and the respective rights and obligations contained therein. As a result of this provision, none of the parties shall have any rights or obligations under or with respect to the Transaction Documents.
     IN WITNESS WHEREOF, the parties have signed and delivered this Termination Agreement on the date first set forth above.

AIRBEE WIRELESS, INC.

By:	/s/ Sundaresan Raja

Name:	Sundaresan Raja
Title:	President and Chief Executive Officer

CORNELL CAPITAL PARTNERS, LP

By:	Yorkville Advisors, LLC
Its:	General Partner

By:	/s/ Mark A. Angelo

Name:	Mark A. Angelo
Title:	Portfolio Manager